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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               _________________

                                  SCHEDULE TO
                                 (RULE 14D-100)
           Tender Offer Statement Under Section 14(D)(1) or 13(E)(1)
                     of the Securities Exchange Act of 1934
                               (Amendment No. 5)
                               _________________

                                 PROXICOM, INC.
                       (Name of Subject Company (Issuer))

                            PUTTER ACQUISITION CORP.
                          DIMENSION DATA HOLDINGS PLC
                      (Names of Filing Persons (Offerors))
                               _________________

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)
                               _________________

                                   744282104
                     (CUSIP Number of Class of Securities)
                               _________________

                                Patrick Quarmby
                           Corporate Finance Director
                          Dimension Data Holdings plc
                              Dimension Data Oval
                               1 Meadowbrook Lane
                           Epsom Downs, Sandton 2125
                                  South Africa
                         Telephone: 011-27-11-709-1000
                 (Name, Address and Telephone Numbers of Person
              Authorized to Receive Notices and Communications on
                           Behalf of Filing Persons)

                               _________________

                                   Copies to:
                             Morton A. Pierce, Esq.
                              Dewey Ballantine LLP
                          1301 Avenue of the Americas
                         New York, New York 10019-6092
                           Telephone: (212) 259-8000
                               _________________

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[   ]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

       Check the appropriate boxes below to designate any transactions to which the statement relates:
       [ x ] third-party tender offer subject to Rule 14d-1.
       [   ] issuer tender offer subject to Rule 13e-4.
       [   ] going-private transaction subject to Rule 13e-3.
       [   ] amendment to Schedule 13D under Rule 13d-2.
       Check the following box if the filing is a final amendment reporting the results of the tender offer: [ x ]

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                                  SCHEDULE TO

     This Amendment No. 5 ("Amendment No. 5") supplements and, as so supplemented, amends the Tender Offer Statement originally filed on May 17, 2001 as amended by Amendment No. 1 filed on May 18, 2001, Amendment No. 2 filed on June 4, 2001, Amendment No. 3 filed on June 7, 2001 and Amendment No. 4 filed on June 8, 2001 (as amended, the "Schedule TO"), by Dimension Data Holdings plc, a public limited company incorporated in England and Wales ("Dimension Data"), and Putter Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly-owned subsidiary of Dimension Data, relating to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share of Proxicom, Inc., a Delaware corporation ("Proxicom"), at a price of $7.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 17, 2001 and in the related Letter of Transmittal.

     All capitalized terms used in this Amendment No. 5 without definition have the meanings attributed to them in the Schedule TO.

     The Items of the Schedule TO set forth below are hereby supplemented and, as so supplemented, amended as follows:

ITEM 11  Additional Information

     Item 11 of the Schedule TO is amended and supplemented to include the following information:

     "The Offer expired at 12:00 midnight, New York City time, on June 14, 2001. Following the expiration of the Offer, Purchaser accepted for payment all shares validly tendered and not withdrawn pursuant to the Offer. Purchaser was informed by the Depositary that approximately 56,301,852 shares were validly tendered and not withdrawn as of the expiration of the Offer, including approximately 1,955,616 shares tendered by notice of guaranteed delivery. This represented approximately 96.3% of the issued and outstanding shares of Proxicom.

     On June 15, 2001, Dimension Data issued a press release announcing the closing of the Offer and affirming its intention to cause Purchaser to merge with and into Proxicom in a short-form merger. Dimension Data intends to complete this merger by Monday, June 18, 2001, or as soon thereafter as practicable. The full text of Dimension Data's June 15, 2001 press release is attached as Exhibit (a)(5)(C) hereto and is incorporated herein by reference."


ITEM 12  Exhibits

     Item 12 is hereby supplemented and, as so supplemented, amended by adding the following exhibits:

     "(a)(5)(C)  Press release issued by Dimension Data on June 15, 2001."
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                                   SIGNATURES

     After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of June 15, 2001 that the information set forth in this statement is true, complete and correct.

                                        DIMENSION DATA HOLDINGS PLC

                                        By:    /s/  P.K. Quarmby
                                            ----------------------------
                                            Name:  P. K. Quarmby
                                            Title:  Director



                                        PUTTER ACQUISITION CORP.

                                        By:    /s/  P.K. Quarmby
                                            ----------------------------
                                            Name:  P. K. Quarmby
                                            Title:  Director
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                                 EXHIBIT INDEX


EXHIBIT NO.             DESCRIPTION
-------------------     --------------------------------------------------------
(a)(5)(C)               Press release issued by Dimension Data on June 15, 2001.